SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

Announcement  |  Lisbon  |  14 January 2013

Qualified Holding and Long Position

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified by Barclays Plc that this entity no longer holds a qualified holding in PT, although it has maintained a long position corresponding to more than 2% of PT’s share capital and voting rights.

This was the result of Barclays Capital Securities Ltd’s disposal, on 4 January 2013, of 3,320,000 PT shares representing 0.39% of PT’ share capital and voting rights and the subsequent purchase, on the same date, of a cash settled swap over the same number of PT shares. This contract is held by the same Barclays Capital Securities Ltd.

As a result of such transactions, Barclays Plc’s holding pursuant to articles 16 and 20 of the Portuguese Securities Code now corresponds to 16,402,365 ordinary shares representing 1.83% of PT’s share capital and corresponding voting rights.

Nonetheless, Barclays Plc’s long position in PT remained above the 2% threshold of reportable interests as was previously disclosed.

It was further communicated that Barclays Capital Securities Ltd currently holds the following financial instruments:

Financial Instrument	Nr. of shares underlying	Expiry date	% of share capital and voting rights
Equity Portfolio Swap (Cash Settled)	34,596	24 October 2013	0.004%
Equity Portfolio Swap (Cash Settled)	45,048	6 September 2013	0.01%
Equity Portfolio Swap (Cash Settled)	108,699	9 May 2013	0.01%
Cash Settled Swap	3,500,000	6 January 2014	0.39%
Cash Settled Swap	250,000	12 November 2013	0.03%
Future Contract (Cash Settled)	285,100	15 March 2013	0.03%
Contracts for Difference	1,801,410	n.a.	0.20%

Finally, PT was informed that Barclays Plc currently holds a long position corresponding to 22,427,218 ordinary shares representing 2.50% of PT’s share capital and corresponding voting rights, as follows:

•                                         Barclays Wealth Managers Portugal — SGFIM S.A.: 60,853 ordinary shares held, representing 0.01% of the share capital and voting rights in PT;

•                                         Barclays Bank PLC - France: 944 ordinary shares held, representing 0.0001% of the share capital and voting rights in PT;

•                                         Barclays Bank PLC: 291,587 PT ordinary shares held, representing 0.03% of the share capital and voting rights in PT;

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

•                                         Barclays Capital Securities Ltd: 15,447,202 ordinary shares held, representing 1.72% of the share capital and voting rights in PT, and 6,024,853 ordinary shares via cash settled financial instruments, representing 0.67% of the share capital and voting rights in PT;

•                                         Palomino Ltd: 601,779 ordinary shares held, representing 0.07% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 and 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Barclays Plc, a company incorporated under the laws of the United Kingdom, with head office at 1 Churchill Place, London E14 5HP, United Kingdom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.